FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

800, 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1

EXHIBIT LIST

99.1    Notice of Resignation and Appointment of Auditor
99.2    Letter dated November 21, 2008 from KPMG LLP (the "Former Auditor")
99.3    Letter dated November 20, 2008 from Smythe Ratcliffe, Chartered Accountants (the "Successor Auditor"), and
99.4    Written Confirmation that the Notice and the letters referred to in #2 and #3 above have been reviewed by the audit committee and Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date:  December 5, 2008
/s/ Bradford Cooke
Bradford Cooke
Chief Executive Officer